SINO GREEN LAND CORPORATION
6/F No.947, Qiao Xing Road, Shi Qiao Town
Pan Yu District, Guangzhou
People’s Republic of China 511490

August 3, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director

Re:	Sino Green Land Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed June 25, 2010
File No. 333-164006

Ladies and Gentlemen:

Sino Green Land Corporation (the “Company”), is filing amendment No. 3 to the captioned registration statement on Form S-1 in response to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated July 12, 2010.

General

1.
Your amended registration statement does not appear to reflect the issuance of shares in the private placement that you disclose on a Form 8-K that was filed on the same day as the amendment currently under review.  For example, the amounts disclosed on page 5 under “The Offering” reflect an increase in your outstanding shares of common stock by 17,000,000 shares, however, that amount only accounts for the private placement you closed on May 27, 2010. Similarly, Item 15 makes no mention of this private placement. Please revise.

Response:  The registration statement has been revised throughout to reflect the shares issued in the June 21, 2010 private placement where applicable.

2.
We note that you completed private placements on February 8, 2010, May 27, 2010 and June 21, 2010. Please provide us with an analysis of why your private placement offerings should not be integrated into this offering and, specifically, whether this registration statement constituted a general solicitation for purposes of each private offering. Please refer to Question 139.25 of our Securities Act Compliance and Disclosure Interpretations, located on our web-site at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:  We have reviewed the three private placements and we do not believe that any of these private placements should be integrated with this offering.  As a preliminary matter, the proposed registration statement relates to an offering by the selling shareholder of shares which, at the time of sale, will be owned by them.  This registration relates the sale by the selling shareholders of the underlying shares.

Securities and Exchange Commission
August 3, 2010

Further, each of the three private placement transactions is separate from this offering for the reasons set forth below.  In no case was the registration statement used to solicit investments from the investors in any of the placements.

The February 8, 2010 private placement involved the sale of shares of common stock to two of the investors in the August 2009 private placement and their affiliates.  We have had a continuing relationship with these investors who have been following our business prior to and independent of the registration statement.

The shares issued in the May 2010 private placement were sold primarily to Hong Kong investors, who invested $2,725,000, and five United States investors, who invested $675,000.  These investors include three siblings two of our officers/directors.  The major United States investor was T Squared Investments LLC, one of the selling stockholders, which invested $400,000.  We have an independent relationship with all of the investors which is separate and independent from the registration statement.

The June 2010 private placement was not really a private placement. Rather, in June 2010, we issued 7,195,000 shares as compensation.  Of these shares, 5,000,000 were issued to our officers and/or directors, including 1,000,000 shares which were issued to our chief operating officer, Pan Yan, pursuant to his employment agreement, which is described in the registration statement. The remaining shares were issued to employees and consultants.  All shares were issued as compensation, and none of the persons to whom the shares were issued paid any consideration for the issuance of the shares.

Issuance of Securities to the Selling Shareholders, page 4

3.
We note your response to comment 3 of our June 10, 2010 letter. Please revise your disclosure on page four to clarify that the potential downward adjustment to the exercise price of the $0.25 warrants is subject to a time period restriction. We note that you provide this disclosure in the last paragraph on page 23 of your filing.

Response:  We have revised to disclosure to disclose the applicable time periods during which a below exercise price sale would trigger an adjustment in the warrant exercise price.

Selling Shareholders, page 20

4.
Please tell us how you arrived at the total number of shares beneficially held by T Squared Investments if the 9.99% limitation were not applicable. Footnote (1) indicates that this amount totals 34,820,900 shares of common stock but the sum of all of the shares that follow this number totals to a larger amount.

Response: The following table shows the computation of the number of shares beneficially owned by T Squared Investments if the 9.99% threshold were not applicable.  The table corrects the number of shares issuable upon exercise of the warrants, and footnote 1 to the selling shareholders’ table has been revised to reflect the correction.  The following table shows the shares which are included in the total number of shares shown as beneficially owned by T Squared Investments.

Securities and Exchange Commission
August 3, 2010

Issuable upon conversion of series A preferred stock	15,404,000
Issuable upon exercise of warrants	14,000,000
Shares owned by T Squared Investments	4,375,150
Shares owned by T Squared China Fund, an affiliate	1,041,750
Total	34,820,900

5.
Please also tell us why the number of shares issuable upon exercise of outstanding warrants held by T Squared Investments increased from 14,000,000 shares to 20,000,000 shares. We note the recent private placement that T Squared Investments participated in, however, it does not appear from your disclosure that warrants constituted any part of the securities issued in that transaction.

Response:  The correct number is 14,000,000, and the disclosure has been corrected.

Liquidity and Capital Resources, page 35

6.
In response to comment 10 of our June 10, 2010 letter you state, and have revised your disclosure on page 37 to state, that the costs of the development of your green foods distribution hub includes the costs of the development of independent retail operations. This does not appear consistent with your disclosure on pages 28 and 37 that the $15 million total need for the green foods distribution hub includes construction costs of $9 million, $4 million for auxiliary facilities such as cold storage facilities, and $2 million for inventory. None of these subcategories appear to address the costs of independent retail operations. Please revise or advise.

Response:  The Company has deferred its plans to develop operations for which it would market to retail organizations.  To the extent that it engages in such business, it will be as part of the distribution hub business, and it has not made any separate allocation of funds for such business.  The registration statement has been revised, where appropriate, to reflect the status of this potential business.

New Accounting Pronouncements, page 38

7.
We read your responses to comments 12, 13 and 15 of our letter dated June 10, 2010, and reissue our prior comments. In this regard, since your common stock is publically traded, there is a settlement mechanism and the warrants should be considered as derivatives. Further, your 2008 and 2009 warrants contain settlement provisions which would preclude you from concluding the warrants are indexed to your common stock. For further guidance please, refer to the examples in FASB ASC 815-40-55-31 and 33. We remain unclear about the appropriateness of your classification. Please revise your financial statements or advise us in further detail why a revision is unnecessary.

Response: In response to comment 7 of the comment letter dated July 12, 2010 which, in part, reiterates comments 12, 13, and 15 of the June 10, 2010 letter, we have provided additional analyses to address those comments.

We have included the relevant GAAP literature for reference. Where necessary, we have supplemented our analysis with literature from the Deloitte Accounting and Reporting Guidance Manual (“the Manual”). Although we understand this Manual is not authoritative GAAP, we look to this guidance as current interpretative literature in the application of GAAP to our fact pattern.

Securities and Exchange Commission
August 3, 2010

The following section is provided to address the portion of comment #7 from your July 12, 2010 letter (which reiterates comment 12 from your June 21, 2010 letter) with respect to the 2009 warrant’s settlement provisions. Other components of comment 12 relative to equity treatment are covered further below.

815-40-15-7C/D/F/H/I states that “An instrument (or embedded feature) shall be considered indexed to an entity's own stock if its settlement amount will equal the difference between the following:

a. The fair value of a fixed number of the entity's equity shares

b. A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity's shares for a fixed price or for a fixed stated principal amount of a bond issued by the entity shall be considered indexed to the entity's own stock.

An instrument's strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity's control. If the instrument's strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity's own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity's stock price and additional variables, including all of the following:

a. Strike price of the instrument,
b. Term of the instrument,
c. Expected dividends or other dilutive activities
d. Stock borrow cost
e. Interest rates
f. Stock price volatility
g. The entity's credit spread
h. The ability to maintain a standard hedge position in the underlying shares.

An instrument (or embedded feature) shall not be considered indexed to the entity's own stock if its settlement amount is affected by variables that are extraneous to the pricing of a fixed-for-fixed option or forward contract on equity shares. An instrument (or embedded feature) shall not be considered indexed to the entity's own stock if either:

Securities and Exchange Commission
August 3, 2010

a. The instrument's settlement calculation incorporates variables other than those used to determine the fair value of a fixed-for-fixed forward or option on equity shares.

b. The instrument contains a feature (such as a leverage factor) that increases exposure to the additional variables listed in the preceding paragraph in a manner that is inconsistent with a fixed-for-fixed forward or option on equity shares.

Some equity-linked financial instruments contain provisions that provide an entity with the ability to unilaterally modify the terms of the instrument at any time, provided that such modification benefits the counterparty. For example, the terms of a convertible debt instrument may explicitly permit the issuer to reduce the conversion price at any time to induce conversion of the instrument. For purposes of applying Step 2, such provisions do not affect the determination of whether an instrument (or embedded feature) is considered indexed to an entity's own stock.”

The guidance provided immediately above from ASC 815-40-15-7 is supplemented by the following guidance taken from the Manual. Quoted Manual references are shown in italics, and our responses are presented throughout, and are marked as “Analysis.”

A reporting entity should consider the three questions below when the settlement provisions of an equity-linked freestanding financial instrument (or embedded feature) could vary on the basis of an explicit input. The reporting entity should evaluate each explicit input separately. (Note that the considerations below are relevant regardless of whether the explicit input (1) affects the exercise or forward price1 of the instrument or the number of equity shares used to calculate the settlement amount, or (2) results in an immediate settlement of the instrument.)

1.
Is an explicit input that affects the settlement provisions of the instrument an input used in the pricing (fair value measurement) of a "fixed-for-fixed" forward or option on equity shares? Variability in the settlement amount of an equity-linked instrument that occurs upon a change in an explicit input may not preclude an equity-linked instrument from being considered indexed to the reporting entity's stock if the underlying is an input used in the pricing (fair value measurement) of a fixed-for-fixed forward or option on equity shares. ASC 815-40-15-7E indicates that the explicit inputs used in the pricing (fair value measurement) of a "fixed-for-fixed" forward or option on equity shares may include the following:

•	The issuer's stock price (including a weighted-average price over a reasonable period).

•	The exercise (or forward) price of the instrument.

•	The term of the instrument.

•	Expected dividends on the instrument.

•	The issue’s stock borrowing cost.

•	Risk-free interest rates (i.e., LIBOR or the federal funds rate).

•	Stock price volatility.

•	The entity's credit spread (generally only for convertible instruments).

If the terms of an equity-linked instrument that are used to determine its settlement amount incorporate explicit inputs other than those used in the pricing (fair value measurement) of a fixed-for-fixed forward or option on equity shares (i.e., extraneous variables), the instrument is not indexed to the reporting entity's stock. For example, the following underlyings are not explicit inputs used in the pricing (fair value measurement) of a fixed-for-fixed forward or option on equity shares:

Securities and Exchange Commission
August 3, 2010

•	Revenues, net income, or EBITDA2 of the issuer.3

•	The authorized and unissued common shares of the issuer.

•	The number of outstanding common shares of the issuer.4

•	A commodity price.

•	An inflation rate.

1 If the exercise (or forward) price of an equity-linked instrument can be satisfied by the counterparty delivering a financial instrument other than cash or a debt instrument of the issuer, the exercise (or forward) price of the instrument is affected by an explicit input.

2 Earnings before interest, taxes, depreciation, and amortization.

3 If an equity-linked instrument is adjusted on the basis of a formula that includes an operating metric of the reporting entity (e.g., net income or EBITDA), the adjustment would preclude the instrument from being indexed to the reporting entity's stock unless the formula was designed to equal or closely approximate the fair value of the entity's stock.

4 However, see discussion of the impact of dilutive events (e.g., stock split) in 815-40-15 (Q&A 15) and 815-40-15 (Q&A 16).

Analysis: The explicit inputs affecting the settlement provision of the Company’s warrants are all permissible except for a factor that reduces the exercise price if the Company’s net income is below certain levels. The interpretative guidance provided in the Manual provides that even if warrants include an adjustment to an input based on operational measures, the warrant may still be considered indexed to the Company’s stock if the formula is designed to approximate the value of the Company’s stock. The Company’s formula is designed to allow for a reduced strike price in the event of a lower net income in order to benefit the warrant holder for the anticipated reduction in stock price. The concept of providing a benefit to the warrant holder is also supportive of the guidance above which states, “For example, the terms of a convertible debt instrument may explicitly permit the issuer to reduce the conversion price at any time to induce conversion of the instrument. For purposes of applying Step 2, such provisions do not affect the determination of whether an instrument is considered indexed to an entity's own stock.”

2.
Could a change in an explicit input other than the reporting entity's stock price result in increased exposure to an input used in the pricing (fair value measurement) of a fixed-for-fixed forward or option on equity shares? ASC 815-40-15-7F states that an equity-linked instrument is not indexed to the reporting entity's stock if it contains a feature (such as a leverage factor) that results in increased exposure to an input (other than the reporting entity's stock price) used in the pricing (fair value measurement) of a fixed-for-fixed forward or option on equity shares. Therefore, an equity-linked instrument is not indexed to the reporting entity's stock if a change in an explicit input (other than a change based solely on the reporting entity's stock price) affects the settlement amount of the instrument in a manner inconsistent with how the underlying would affect the pricing (fair value measurement) of a fixed-for-fixed forward or option on equity shares. There are two common situations in which this could occur:

Securities and Exchange Commission
August 3, 2010

•	The underlying is leveraged (e.g., the interest rate input in a forward equity share contract is based on two times the change in LIBOR).

•	The underlying affects the settlement amount inversely (e.g., the interest rate input into the pricing of a written call option is adjusted upward for a decrease in interest rates).

Analysis: The input factor causes a reduction in the strike price, which is directionally consistent with the anticipated settlement amount, and is therefore not inversely related.  Furthermore, there is no leverage factor.

3.
Could a change in an explicit input other than the reporting entity's stock price result in a settlement at a fixed monetary amount? In accordance with ASC 815-40-15-7E, if a change in an explicit input (other than a change based solely on the reporting entity's stock price) could result in a settlement amount equal to a fixed monetary amount, the equity-linked instrument is not indexed to the reporting entity's stock. This is because the change in the underlying would result in a settlement amount that is inconsistent with how a change in the underlying would affect the pricing (fair value measurement) of a fixed-for-fixed forward or option on equity shares. Example: An equity-linked instrument that allows the holder to purchase 1,000 shares of a reporting entity's common stock for $10 per share but that will be settled for $5 per share upon a specified change in an interest rate is not indexed to the reporting entity's stock.

Analysis: There is no provision in the terms of the warrants that would result in a settlement at a fixed monetary amount.

Based upon an analysis of 815-40-15-7, the Company believes its warrants meet the scope exception which allow them to be considered indexed to the Company’s stock, and are therefore not derivatives.

Comment 7 also refers to ASC 815-40-55-31 and 33 as examples to assess whether our warrants are considered indexed to the Company’s stock.  The following addresses those examples to address issues raised in comments #12 and #13, respectively, from your June 10, 2010 letter:

815-40-55-31: “This Example illustrates the application of the guidance beginning in paragraph 815-40-15-5. Entity A issues warrants that permit the holder to buy 100 shares of its common stock for an initial price of $10 per share. The warrants have 10-year terms and are exercisable at any time. However, the terms of the warrants specify that the strike price is reduced by $0.50 after any year in which Entity A does not achieve revenues of at least $100 million. The warrants are not considered indexed to Entity A's own stock based on the following evaluation:

a.	Step 1. The instruments do not contain an exercise contingency. Proceed to Step 2.

b.
Step 2. The settlement amount would not equal the difference between the fair value of a fixed number of the entity's equity shares (100 shares) and a fixed strike price. Although the number of shares that would be issued at settlement is fixed, the strike price would be adjusted after any year in which Entity A does not achieve revenues of at least $100 million. The amount of an entity's annual revenues is not an input to the fair value of a fixed-for-fixed option on equity shares.”

Securities and Exchange Commission
August 3, 2010

Analysis: To address this example, we refer you to our analysis above which addresses comment 12 from the June 10, 2010 letter. We have concluded that the net income factor still allows the instrument to be indexed to the reporting entity's stock because the formula was designed to equal or closely approximate the fair value of the entity's stock. We also believe that this example is not entirely relevant because revenue is not an operating measure of the company as is net income, as described in the above example from the Manual.

815-40-55-33/34: “This Example illustrates the application of the guidance beginning in paragraph 815-40-15-5. Entity A issues warrants that permit the holder to buy 100 shares of its common stock for $10 per share. The warrants have 10-year terms and are exercisable at any time. However, the terms of the warrants specify both of the following:

a.	If the entity sells shares of its common stock for an amount less than $10 per share, the strike price of the warrants is reduced to equal the issuance price of those shares.

b.	If the entity issues an equity-linked financial instrument

The warrants are not considered indexed to Entity A's own stock based on the following evaluation:

a.	Step 1. The instruments do not contain an exercise contingency. Proceed to Step 2.

b.
Step 2. The settlement amount would not equal the difference between the fair value of a fixed number of the entity's equity shares and a fixed strike price. The strike price would be adjusted if Entity A sells shares of its common stock for an amount less than $10 per share or if Entity A issues an equity-linked financial instrument with a strike price below $10 per share. Consequently, the settlement amount of the warrants can be affected by future equity offerings undertaken by Entity A at the then-current market price of the related shares or by the contractual terms of other equity-linked financial instruments issued in a subsequent period. The occurrence of a sale of common stock by the entity at market is not an input to the fair value of a fixed-for-fixed option on equity shares. Similarly, the occurrence of a sale of an equity-linked financial instrument is not an input to the fair value of a fixed-for-fixed option on equity shares, if the transaction was priced at market.

Analysis: This example is relevant to comment #13 from the June 10, 2010 letter. Upon the public offering, these shares were issued with a warrant to be converted into common shares at a variable rate based upon the offering price. Upon issuance of these shares, a $290,091 charge was reflected in the income statement with a credit to equity, reflecting the value of the warrants on that date. During 2010, the Company will reclassify the instrument from equity to a liability, and will reflect the change in value of the liability in the income statement.

The following component of our response is provided to address the portion of comment #7 from your July 12, 2010 letter plus comment #15 from your June 10, 2010 letter, as both relate to settlement provisions in the form of cashless exercise rights.

We note that comment 15 in the June 25, 2010 letter refers to an example from 815-10-55-90 which interprets the definition of a derivative relative to “settlement”, as follows:

815-10-55-90: This Example illustrates the concept of net share settlement. Entity A has a warrant to buy 100 shares of the common stock of Entity X at $10 a share. Entity X is a privately held entity. The warrant provides Entity X with the choice of settling the contract physically (gross 100 shares) or on a net share basis. The stock price increases to $20 a share. Instead of Entity A paying $1,000 cash and taking full physical delivery of the 100 shares, the contract is net share settled and Entity A receives 50 shares of stock without having to pay any cash for them. (Net share settlement is sometimes described as a cashless exercise.)

Securities and Exchange Commission
August 3, 2010

We agree that warrants with cashless exercise rights that are in control of the holder may be classified as derivatives because they meet the definition of a derivative. However, we also believe the Company’s warrants are considered to be indexed to our stock, and therefore meet the scope exception. We further supplement our analysis with guidance provided directly below this paragraph which describes how such cashless exercise settlement provisions affect the determination of whether derivative liability or equity treatment is required.

Pursuant to 815-40-25-2, “Further, an entity shall observe both of the following:

a. If the contract provides the counterparty with a choice of net cash settlement or settlement in shares, this Subtopic assumes net cash settlement.

b. If the contract provides the entity with a choice of net cash settlement or settlement in shares, this Subtopic assumes settlement in shares.”

Related to cashless exercise rights that are in the control of the warrant holder, 815-40-25-2 assumes cash settlement, even if the holder has the choice of cash or share settlement. However, equity treatment is still permitted if certain criteria in 815-40-25-8 are met, as follows:

Pursuant to 815-40-25-8: “Generally, if an event that is not within the entity's control could require net cash settlement, then the contract shall be classified as an asset or a liability. Because any contract provision that could require net cash settlement precludes accounting for a contract as equity of the entity, all of the following conditions must be met for a contract to be classified as equity:

a.	Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

b.
Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

c.	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

d.
No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).

e.	No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make whole provisions.

f.
No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

g.	No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.”

Securities and Exchange Commission
August 3, 2010

Analysis: Based upon a review of the warrant agreements, all of the criteria are met. Therefore, we believe the warrants are to be classified as equity.

We believe this response to comment 7 from the July 12, 2010 letter covers all components, including the reiterated comments 12, 13, and 15 from the June 10, 2010 letter.

Management, page 49

Directors and Executive Officers, page 49

8.
We note that you filed a Form 8-K on July 2, 2010 announcing the addition to your board of two independent directors, Mr. Chan Kin Hang Danvil and Ms. Karen Tse. Please provide the disclosure required by Item 401 of Regulation S-K with respect these directors.

Response: We have included the Item 401 information for the new directors.

Compensation of Directors, page 52

9.
In the first paragraph of this section you state that Mr. Leung’s total 2009 compensation was $80,000, but your summary compensation table on page 51 states that his compensation was $81,000. Please revise.

Response:  We have conformed the numbers at $81,000.

10.
We note that Mr. Goodwin is entitled to 12,500 shares of common stock for every three months he serves as a director, and that as of December 31, 2009 you had agreed to issue 50,000 shares to Mr. Goodwin. Considering that Mr. Goodwin had only served a total of 11 months as of December 31, 2009, please expand your disclosure to explain why you agreed to award restricted stock in an amount commensurate with him having served 12 full months.

Response:  Mr. Goodwin is entitled to 12,500 shares every three months.  The first issuance was February 1, 2009.  He is entitled to an additional 12,500 shares every three months thereafter, with such 12,500 shares accruing on each of May 1, August 1 and November 1, 2009, for a total of 50,000 shares having accrued as of December 31, 2009.  As discussed in response to comment 12, the amount included in compensation for Mr. Goodwin represents the value of 11/12 of the 50,000 shares, reflecting the value of the shares that were accrued for 2009.

11.
In the last paragraph of this section on page 52 you state that the restricted stock awarded to Mr. Goodwin has not been issued. Please expand your discussion to explain why these shares have not been issued considering they have been awarded, and state when they will be issued.

Response:  We issue shares on an annual basis for the directors, and the 50,000 shares were issued on June 21, 2010.

12.	Please confirm to us, and if accurate amend your footnote to clarify, that the stock awards granted to Mr. Goodwin were computed in accordance with FASB ASC Topic 718.

Securities and Exchange Commission
August 3, 2010

Response: The value of the stock awards granted to Mr. Goodwin was computed in accordance with FASB ASC Topic 718. The share-based compensation was measured based on the fair value of shares on the date of the grant.  The 50,000 shares, which were granted for a 12 month period, were valued at the market value of $14,500 (50,000 time $0.29 per share being the value on the grant date). The 11-month portion (from February 1 to December 31) of $13,292 was recorded as compensation expense.  It is reflected as an accrued expense since the shares had been issued as of the balance sheet dates.

8. Equity Transactions, page F-15

13.
We read your response to comment 22 of our letter dated June 10, 2010. Citing the applicable accounting literature, please explain to us how you concluded it was appropriate to record a deemed preferred stock dividend of $1,244,043. We note that you recorded the preferred stock within equity and that you did not record any beneficial conversion feature in connection with the preferred stock. Further, please summarize for us the relevant terms of the preferred stock offering which support such a deemed dividend in your analysis. Lastly, explain to us how your disclosure that the dividends reflected the value of the consideration received by the investors over the amount paid by and the use of Black Scholes model is relevant in your accounting and calculation.

Response:  During the fourth quarter of 2009, pursuant to the guidance provided in ASC 470-20, we computed the beneficial conversion feature of the convertible preferred shares to be $1,244,043 upon their issuance.  This amount was charged to equity as a preferred stock dividend in accordance with our interpretation of that guidance. We note that your comment indicates that we did not record any beneficial conversion feature associated with the issuance of preferred shares. However, a beneficial conversion feature was recorded in the amount of $1,244,043.

Consolidated Balance Sheets as of March 31, 2010_and December 31, 2009, page F-21

14.	Please explain to us if there are any restrictions associated with the use of cash related to the preferred stock to be issued.

Response:  The preferred stock has been issued, and there were no restrictions on the use of the funds paid prior to the issuance of the shares.

7. Equity Transactions, page F-32

15.
Refer to the second paragraph of the page. You state that the beneficial conversion features for the issuance of preferred stock of $644,318 has been recorded as of March 31, 2010 and the shares were not issued as of March 31, 2010. In this regard, explain to us your GAAP basis in recording the beneficial conversion feature before the issuance of the related preferred stock.

Response:  In August 2009, we issued 1,000,000 shares of series A preferred stock and an option to purchase an additional 1,000,000 shares of series A preferred stock.  At the time of the August 2009 financing, we filed a certificate of designation which reflected 1,000,000 authorized shares of series A preferred stock.  The option was exercised before the certificate of designation was amended to increase the number of authorized shares of series A preferred stock to 2,000,000 shares.  Since the certificate of designation was amended, although subsequent to March 31, 2010, and the only consent necessary was

Securities and Exchange Commission
August 3, 2010

the consent of the same persons who exercised the option to purchase the additional 1,000,000 shares, the financial statements retroactively reflect the increase in the number of authorized shares of series A preferred stock.  The following language is in the subsequent events footnote:  “On May 14, 2010, the certificate of designation relating to the series A preferred stock was amended and restated to increase the number of authorized shares of series A preferred stock from 1,000,000 to 2,000,000 shares.  The financial statements give retroactive effect to this amendment.”

Exhibit 5.1 Legal Opinion

16.	Please have your counsel update its legal opinion to reflect your offering of 20,000,000 shares of common stock.

Response:  A revised opinion is being filed with the amendment.

Very truly yours,

By:	/s/ Anson Yiu Ming Fong
Anson Yiu Ming Fong

cc: Asher S. Levitsky P.C.